Exhibit A
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

						Three months
	Year ended December 31,					ended March 31,
	2004	2005	2006	2007	2008	2008	2009
	(US$ million)
	(Unaudited)
Income before income taxes, equity results and minority interests	3,003	5,420	7,829	15,233	13,217	2,284	1,557
Fixed charges:
Interest costs — capitalized	31	86	126	78	230	17	65
Interest costs — expensed	671	560	1,222	2,517	1,765	560	287
Guaranteed preferred stock dividend	59	129	213	370	475	375	479

	761	775	1,561	2,965	2,470	952	831
Amortization of capitalized interest	6	8	13	18	26	5	5
Distributed income of equity investees	200	489	516	394	513	48	37

	3,970	6,692	9,919	18,610	16,226	3,289	2,430
Less: Interest capitalized	(31)	(86)	(126)	(78)	(230)	(17)	(65)
	3,939	6,606	9,793	18,532	15,996	3,272	2,365

Ratio of earnings to combined fixed charges and preferred dividends	5.18	8.52	6.27	6.25	6.48	3.44	2.85